FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: June 24, 2004	By:	/s/ DU GUOSHENG
	Name:	Du Guosheng
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of resolutions passed at the 2003 annual general meeting and payment of finial dividend by the Company, published on newspaper on June 21, 2004.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 325)

RESOLUTIONS PASSED AT THE 2003 ANNUAL GENERAL MEETING

PAYMENT OF FINAL DIVIDEND

The Board announces that the 2003 Annual General Meeting was held on 18 June 2004 during which the resolutions as set out below were duly passed.

Resolutions Passed at the 2003 Annual General Meeting

The board of directors (the “Board”) of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce that at the 2003 Annual General Meeting (“AGM”) of the Company held on 18 June 2004, the following resolutions were duly passed:

as ordinary resolutions:

1.	the 2003 report of the Board was approved;

2.	the 2003 report of the Board of Supervisors of the Company was approved ;

3.	the audited financial statement of the Company for the year ended 31 December 2003 was approved;

4.	the proposed profit appropriation plan of the Company for 2003 (including the relevant declaration and payment of final dividend for the year ended 31 December 2003) was approved;

5.	the remuneration of the Directors and Supervisors of the Company for 2004 was determined and approved;

6.	the re-appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively, for the fiscal year 2004 was approved and the Board was authorized to determine their remuneration; and

as special resolution:

7.	the proposed amendments to the Articles of Association of the Company as set out in the Notice of 2003 AGM dated 2 April 2004 were approved.

Payment of Final Dividend

The Board also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB 0.05 per share for the year ended 31 December 2003. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on 18 May 2004. Dividends payable to holders of the Company’s H shares will be paid in Hong Kong dollars based on the following formula:

Final dividend per H share in	=	Final dividend per share in RMB
Hong Kong Dollars		Average of the closing exchange rates for RMB to Hong Kong dollars as quoted by the People’s Bank of China for the week immediately preceding the 2003 AGM

The average of the closing exchange rates for RMB to Hong Kong dollars as quoted by the People’s Bank of China for the week immediately preceding the 2003 AGM is RMB1.0634 to HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$ 0.04702.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent (if and when appointed) the final dividend declared for payment to H share shareholders. Such final dividend will be paid by the Receiving Agent (if appointed as aforesaid) and will be mailed by Computershare Hong Kong Investor Services Limited to the holders of H shares who are entitled to receive the same by ordinary post at their own risk, on 2 July 2004.

By order of the Board

Zhou Quansheng

Company Secretary

18 June 2004

Beijing, the People’s Republic of China

●	As at the date of the announcement, the Board of Directors of the Company is comprised of Mr. Du Guosheng, Mr. Yang Qingyu and Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Yongjian, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr.Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.

Please also refer to the published version of this announcement in the South China Morning Post.